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SCHEDULE 13G

EXHIBIT A

RELEVANT SUBSIDIARIES AND MEMBERS OF FILING GROUP

Part 1

PARENT HOLDING COMPANIES OR CONTROL PERSONS:

Warren E. Buffett (an individual who may be deemed to control Berkshire Hathaway Inc.)

Berkshire Hathaway Inc.

EMPLOYEE BENEFIT PLANS IN ACCORDANCE WITH § 240.13d-1-(b)(1)(ii)(F):

Benjamin Moore & Co. Retirement Income Plan

Part 2

As a result of the relationships described in this Part 2 of Exhibit A, Berkshire Hathaway Inc., Warren E. Buffett, 3G Global Food Holdings LP and certain of Global Food Holdings LP’s affiliates may be deemed to be a group for purposes of Section 13(d) of the Act. As of December 31, 2022, the foregoing persons collectively owned 422,638,049 shares of common stock of the issuer.

3G Global Food Holdings LP and Berkshire Hathaway Inc. are parties to a Shareholders’ Agreement, dated as of July 2, 2015 (the “Shareholders’ Agreement”), that governs how the parties and their affiliates vote the shares of common stock of the issuer held by them as of July 2, 2015 (“Shares”) with respect to supporting director nominees that are designated by Berkshire Hathaway Inc. or 3G Global Food Holdings LP, respectively. Pursuant to the Shareholders’ Agreement, 3G Global Food Holdings LP has agreed that for so long as Berkshire Hathaway Inc. and its affiliates control Shares representing at least 66% of the voting power in election of directors of the Shares owned by Berkshire Hathaway, Inc. as of July 2, 2015, 3G Global Food Holdings LP and its affiliates will vote the Shares in favor of three issuer board nominees designated by Berkshire Hathaway Inc. and not take any action to remove such designees without Berkshire Hathaway Inc.’s consent.

Similarly, Berkshire Hathaway Inc. has agreed that for so long as 3G Global Food Holdings LP and its affiliates control Shares representing at least 66% of the voting power in election of directors of the Shares owned by 3G Global Food Holdings LP and its affiliates as of July 2, 2015, Berkshire Hathaway Inc. and its affiliates will vote the Shares in favor of three issuer board nominees designated by 3G Global Food Holdings LP and not take any action to remove such designees without 3G Global Food Holdings LP’s consent.

The Shareholders’ Agreement provides that the foregoing support obligations of each party are reduced to two nominees as a result of the reduction of the other party to at least 33% but less than 66% of the voting power of the other party as of July 2, 2015, and further reduced to one nominee as a result of the reduction to at least 15% but less than 33% of the voting power of the other party as of July 2, 2015. In this regard, as of December 31, 2022, the amount of shares under 3G Global Food Holdings LP’s control has declined below the 66% threshold and, as a result, Berkshire Hathaway Inc. and its affiliates are obligated to vote common stock of the issuer in favor of two 3G Global Food Holdings LP board nominees.